December 28, 2012

FILED VIA EDGAR

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Registration Statement on Form N-14 for Neuberger Berman Income Funds
-Neuberger Berman New York Municipal Income Fund
-Institutional Class
-1933 Act File No. 333-185223
-1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, provided in your telephone conversation with Franklin Na of this office on December 21, 2012, regarding the registration statement on Form N-14 (“N-14”) for Neuberger Berman Income Funds (“Registrant”) related to the reorganization of the Empire Builder Tax Free Bond Fund (“Empire Builder Fund”) into Neuberger Berman New York Municipal Income Fund, a series of the Registrant (“New Fund,” and together with the Empire Builder Fund, the “Funds”) (“Reorganization”).  The N-14 was filed with the Securities and Exchange Commission on November 30, 2012.

Comment 1:  Please consider adding a description summarizing any changes in fees to the shareholder letter.

Response:  The Registrant has added the following bullet point to the list of items in the shareholder letter describing how the proposed reorganization will work:

●
New Fund’s combined management and administrative fees will be lower than Empire Builder Fund’s combined management and administrative fees.  For more information about the changes in fees, please see the attached Prospectus/Proxy statement.

Comment 2:  Please indicate whether this is a tax-free reorganization in the shareholder letter.

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Response:  The Registrant has revised the second bullet point of the list of items in the shareholder letter describing how the proposed reorganization will work as follows:

●
In return, New Fund will issue new Institutional Class shares to Empire Builder Fund, which then will be distributed to you in an amount equal in value to your respective Premier Class or Builder Class shares of Empire Builder Fund. New Fund will also assume any outstanding liabilities of Empire Builder Fund at the time of the proposed reorganization. We expect that neither Empire Builder Fund nor you, its shareholder, will recognize any gain or loss for federal income tax purposes as a direct result of the proposed Reorganization.

Comment 3:  Please consider revising Proposal 1 in the Notice of Special Meeting of Shareholders to explicitly state that approval of the Agreement and Plan of Reorganization and Termination includes approval of a new investment adviser.

Response:  The Registrant has revised Proposal 1 as follows:

To approve an Agreement and Plan of Reorganization and Termination (“Reorganization Plan”) between Empire Builder Fund and Neuberger Berman Income Funds, on behalf of its newly created series, Neuberger Berman New York Municipal Income Fund (“New Fund”), and the transactions contemplated thereby, including (a) the transfer of all assets of Empire Builder Fund to, and the assumption of all its liabilities by, New Fund in exchange solely for Institutional Class shares of New Fund, (b) the distribution of those New Fund shares pro rata to shareholders of Empire Builder Fund, and (c) the termination of Empire Builder Fund. Approval of the Reorganization Plan includes approval of New Fund’s investment advisory contract with Neuberger Berman Management LLC, which will manage New Fund following the Reorganization; and

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Comment 4:  Please consider if there is a way to characterize the differences in the fees between the Acquiring Fund and the Acquired Fund in the section of the Prospectus/Proxy Statement entitled “Summary.”

Response:  The Registrant has revised the third paragraph of the section of the Prospectus/Proxy Statement entitled “Summary -- About the Proposed Reorganization” as follows:

Approval of the Reorganization Plan will constitute approval of the above-described transfer of assets, assumption of liabilities, distribution of shares and termination of Empire Builder Fund.  Approval of the Reorganization Plan will also constitute approval of a new investment adviser. New Fund’s combined management and administrative fees are lower than Empire Builder Fund’s combined management and administrative fees.

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Comment 5:  In the section of the Prospectus/Proxy Statement entitled “Comparison of Investment Goals, Strategies and Policies – Comparison of Principal Investment Strategies,” please explicitly state that there are differences between the Old Fund and New Fund’s strategies including the ability to invest in “private activity bonds.”

Response:  The Registrant has revised the first paragraph of Comparison of Principal Investment Strategies as follows:

The principal investment policies and strategies of Empire Builder Fund and New Fund also are similar. Each Fund mainly invests in securities issued by municipal issuers that provide interest income that is exempt from federal income tax and New York State and New York City personal income taxes; however, as described below, New Fund may invest to a greater extent than Empire Builder Fund in certain municipal securities such as private activity bonds and other securities the interest on which may be an item of tax preference for purposes of the federal alternative minimum tax.

Comment 6:  In the second paragraph of the section of the Prospectus/Proxy Statement entitled “Comparison of Investment Goals, Strategies and Policies – Comparison of Principal Investment Strategies” please state the definition of the “Tax Preference” rather than using the defined term.

Response:  The Registrant has made the requested change.

Comment 7:  In the first paragraph of the section of the Prospectus/Proxy Statement entitled “Comparison of Fundamental and Non-Fundamental Investment Policies” please state the shareholder vote required to change a “fundamental” policy.

Response:  The Registrant has revised the final sentence of the first paragraph of the section entitled “Comparison of Fundamental and Non-Fundamental Investment Policies”  as follows:

A “fundamental” investment policy is one that may not be changed without the affirmative vote of the lesser of (1) 67% or more of the shares of a Fund present at a shareholder meeting, if more than 50% of the Fund’s outstanding shares are represented at the shareholder meeting in person or by proxy, or (2) more than 50% of the outstanding shares entitled to vote at a

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

shareholder meeting ~~shareholder vote.~~  A “non-fundamental” investment policy is one that may be changed without a shareholder vote.

Comment 8:  In the section of the Prospectus/Proxy Statement entitled “Fees and Expenses – Comparative Fee Tables,” please explain the difference in “Other Expenses” between the Empire Builder Fund classes and the New Fund.

Response:  The Registrant has added the following paragraph under the footnotes to the fee table.

“Other expenses” for Empire Builder Fund Premier Class and Empire Builder Fund Builder Class include administrative fees.  New Fund Institutional Class includes administrative fees in “Management Fees” because NBM will be engaged by New Fund to provide administrative services as well as investment advisory services.

Comment 9:  In the section of the Prospectus/Proxy Statement entitled “Purchases” please clarify in the first paragraph how purchases can be made via the internet.

Response:  The Registrant has revised the final sentence of the first paragraph of the section of the Prospectus/Proxy Statement entitled “Purchases” as follows:

Purchases of the Institutional Class shares of New Fund can also be made via the Internet, see Appendix B for more information.

Comment 10:  In the section of the Prospectus/Proxy Statement entitled “ Purchases” please clarify the minimum investment in the New Fund and state that Empire Builder Fund investors may remain invested in the New Fund after the Reorganization occurs even though their account balance is less than one million.

Response:  The Registrant has revised the final paragraph of the section of the Prospectus/Proxy Statement entitled “Purchases” as follows:

~~The minimum initial investment in  Institutional Class of New Fund is $1 million.  This minimum may be waived in certain cases.~~ The minimum initial investment in Premier Class and Builder Class of Empire Builder Fund is $20,000 and $1,000, respectively.  The minimum initial investment in Institutional Class of New Fund will normally be $1 million. This minimum may be waived in certain cases and will be waived at the time of the Proposed Reorganization for shareholders of Empire Builder Fund who receive shares of New Fund in the Proposed Reorganization.

Ms. K. Rossotto
Division of Investment Management
Securities and Exchange Commission
December 28, 2012

Empire Builder Fund investors who hold their New Fund shares directly may continue to hold and buy Institutional Class shares of New Fund as long as they continuously maintain an account in Institutional Class shares of New Fund. Empire Builder Fund investors who hold their New Fund shares through an investment provider may continue to hold and buy Institutional Class shares of New Fund as long as they continuously maintain their account in Institutional Class shares of the Fund with the same investment provider.

If shareholders who receive shares in the Proposed Reorganization decide to sell a portion of those shares, but do not close their account with the New Fund, then they should maintain at least $2,000 worth of shares in their account. Otherwise, New Fund has the right to request that those investors bring the balance of their account back up to this level. If the account balance remains below $2,000 for 60 days for these shareholders, New Fund may close the account and redeem the proceeds.

Comment 11:  Please confirm that the comments made on the Neuberger Berman Income Funds’ Post-Effective Amendment 93 to the Registrant's Registration Statement on Form N-1A will also be reflected in this filing.

Response:  The Registrant confirms that its responses to the comments made on Neuberger Berman Income Funds’ Post-Effective Amendment 93 to the Registrant's Registration Statement on Form N-1A are reflected in this filing.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely, /s/ Franklin H. Na Franklin H. Na